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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ALPNET, Inc.
(Name of Subject Company)

ALPNET, Inc.
(Name of Persons Filing Statement)

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

021089 10 7
(CUSIP Number of Class of Securities)

Michael F. Eichner, Chief Executive Officer
and
John W. Wittwer, Chief Financial Officer
 ALPNET, Inc.
4460 South Highland Drive, Suite 900
Salt Lake City, Utah 84124-3543
Telephone: (801) 273-6600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Laurie S. Hart, Esq.
Richard T. Beard, Esq.
Callister Nebeker & McCullough
Gateway Tower East Suite 100
Salt Lake City, Utah 84133
Telephone: (801) 530-7300

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 1 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by ALPNET, Inc., a Utah corporation (the "Company"), with the Securities and Exchange Commission on December 13, 2001 (the "Schedule 14D-9"). The Schedule 14D-9 and this Amendment relate to the offer by Arctic, Inc., a Utah corporation, and wholly owned subsidiary of SDL plc, a company organized under the laws of England and Wales (together, the "S Group"), to purchase each issued and outstanding common share, no par value, of the Company (the "Shares") for $0.21 per Share, as described in the S Group's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 13, 2001. This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Schedule 14D-9.

Item 9.  Exhibits

    Item 9 is hereby amended and supplemented by replacing the following exhibit, as originally filed, with the exhibit filed herewith:

Exhibit No.	Description
(a)(2)	Opinion of D.A. Davidson, dated December 27, 2001 (included as Annex A hereto).

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ALPNET, Inc.
Dated: December 31, 2001
	By:	/s/ JOHN W. WITTWER John W. Wittwer Chief Financial Officer

Annex A

    [D.A. DAVIDSON LETTERHEAD]

December 27, 2001

Board of Directors
ALPNET, Inc.
4460 South Highland Drive, Suite 100
Salt Lake City, Utah 84124

Members of the Board:

    You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of ALPNET, Inc. ("ALPNET") of the consideration to be delivered to such shareholders in connection with the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the "Agreement") by and among SDL plc and its wholly owned subsidiary, Arctic Inc. (collectively "SDL") and ALPNET as set forth in the December 12, 2001 Agreement.

    Subject to the terms of the Agreement, SDL will commence a tender offer for all the Shares of ALPNET (the "Shares") at a price equal to $0.21 per Share in cash for each Share accepted (the "Tender Offer"). The Agreement further provides that, following purchase of the Shares pursuant to the Tender Offer, SDL will be merged with and into ALPNET (the "Merger" and together with the Tender Offer, the "Transaction") and each outstanding Share not acquired by SDL in the Tender Offer will be converted into the right to receive $0.21 in cash. In addition, ALPNET will issue to SDL an option to purchase ALPNET Shares at $0.21 per Share (the "Option"). The Option will be exercisable only if SDL has acquired 75% or more of ALPNET's Shares pursuant to the Tender Offer and will expire on the earlier of the Merger or termination of the Agreement.

    In arriving at our opinion, we have reviewed various financial and operating information relating to ALPNET, including, and without limitation, historical financial reports of ALPNET, reports filed with the SEC, internal operating reports and analyses, and related information. We have also held discussions with ALPNET's management regarding the business, its recent operating results, its financial condition and future prospects.

    We have additionally examined and considered financial and stock market data for similar public companies, the publicly available financial terms of certain other similar business combinations, and other analyses and considerations that we deemed relevant.

    In conducting our review and arriving at our opinion, we have relied, without independent investigation, upon the accuracy and completeness of all financial and other information publicly available or provided to us by ALPNET. We have also assumed the reasonableness of and relied upon the estimates and judgments of management of ALPNET as to the future business and financial prospects. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ALPNET, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof and the information provided to us through the date hereof.

    D.A. Davidson & Co. is engaged in the valuation of companies and their securities in the course of its business as an investment firm. We have been engaged by ALPNET to render various financial advisory and investment banking services. For our services, including rendering this opinion, we will receive a fee from ALPNET.

    It is understood that this letter is for the benefit and use of the Board of Directors of ALPNET in its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any shareholder as to whether or not any holder of Shares should tender such Shares or how such shareholder should vote with respect to the Merger. This letter may be reprinted in full in ALPNET's Schedule 14D-9 (or successor form) with respect to the Tender Offer and ALPNET's proxy statement or information statement, if any, with respect to the Merger.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be delivered to the shareholders of ALPNET in connection with the Transaction is fair, from a financial point of view, to such shareholders.

Very truly yours,
D.A. Davidson & Co.
By:	/s/ Daren J. Shaw

Daren J. Shaw
Managing Director

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  Item 9. Exhibits
SIGNATURE
Annex A